February 2, 2007	Thomas A. Coll

T: (858) 550-6013
collta@cooley.com
Via FedEx and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	Dot Hill Systems Corp. Form 10-Q for the
Fiscal Quarter Ended September 30, 2006
Filed November 9, 2006
File No. 001-13317
Dear Mr. Wilson:
We are writing on behalf of our client, Dot Hill Systems Corp. (the “Company”), in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 5, 2007 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “Third Quarter 2006 Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2006. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Third Quarter 2006 Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Third Quarter 2006 Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Note 10. Income Taxes, page 12
1.	We note that in the quarter ended September 30, 2006 you re-established the valuation allowance which you had reversed in the quarter ended December 31, 2005. In your previous response dated September 8, 2006, you addressed both the positive and negative evidence you considered in arriving at management’s conclusion that the future realization of the deferred tax assets was more likely than not, which resulted in the reversal of the
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valuation allowance on your U.S. deferred tax assets at December 31, 2005. This response also confirmed that a similar analysis performed as of March 31, 2006 resulted in management reaching the same conclusions. Please describe, in specific detail, the nature and weighting of the positive and negative evidence that you considered when arriving at management’s conclusion that the valuation allowance should be re-established for the U.S. deferred tax assets as of September 30, 2006. See paragraphs 20 through 25 of SFAS No. 109. As part of your response, please provide us with a detailed timeline describing the developments that management considered when reaching their conclusions. Address how your assumptions or weightings may have changed between when you prepared both the December 31, 2005 and March 31, 2006 analyses and the September 30, 2006 analysis.

December 31, 2005 Analysis

As discussed in the Company’s letter to the Staff dated September 8, 2006, the Company considered all available evidence, positive and negative, in assessing the likelihood of recoverability of its U.S. deferred tax assets and determining to reverse its U.S. deferred tax asset valuation allowance as of December 31, 2005. Positive evidence included the following:
•	2005 represented the Company’s third consecutive profitable year;

•	Cumulative U.S. pre-tax earnings for the three years ended December 31, 2005, adjusted for permanent tax differences and nonrecurring items, were approximately $34.6 million;

•	The Company believed that its recently signed agreement with NetApp had the potential to significantly reduce the Company’s revenue concentration and that sales to NetApp would begin to ramp up in the second quarter of 2006;

•	The Company believed that its recently signed agreement with Fujitsu-Siemens had the potential to further reduce the Company’s revenue concentration and that sales to Fujitsu-Siemens would begin to ramp up in the third quarter of 2006; and

•	The Company’s internal financial forecasts showed U.S. pre-tax earnings for fiscal years 2006 through 2020, including a loss in the first quarter of 2006, earnings in all subsequent quarters of 2006 and utilization of all state net operating losses and tax credits.
Negative evidence included the Company’s continuing dependence on its business with Sun, the fact that there are no minimum purchase commitments in the Company’s agreement with Sun and the possibility that the Company’s relationship with Sun was
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changing, as evidenced by Engenio’s announcement that it had broadened its OEM agreement with Sun.

The Company weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant factors in its analysis and determined that there was an overall greater proportional weight of positive evidence and that as of December 31, 2005, the recoverability of its U.S. deferred tax assets was more likely than not.

March 31, 2006 Analysis

The Company again assessed the likelihood of recoverability of its U.S. deferred tax assets in conjunction with the preparation of its Form 10-Q for the quarter ended March 31, 2006. In making its assessment, the Company considered the factors noted above relating to its December 31, 2005 assessment as updated by the following additional information:
•	In April 2006, Sun notified the Company that it intended to obtain its supply of a new, low-end, entry-level storage product from another party rather than the Company.

•	In the course of preparing its first quarter 2006 Form 10-Q, the Company revised its internal fiscal year 2006 financial forecast to reflect the April 2006 notification from Sun. Based on the revised forecast, the Company anticipated a U.S. pre-tax loss for fiscal 2006 of $18 million.

•	Notwithstanding the notification from Sun and the anticipated fiscal 2006 loss, the Company’s internal financial forecasts showed U.S. pre-tax earnings for fiscal years 2007 through 2020 and utilization of all state net operating losses and tax credits and positive cumulative U.S. pretax earnings for the three years ending December 31, 2006.
The Company again weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant factors in its analysis and determined that as of March 31, 2006, the recoverability of U.S. deferred tax assets remained more likely than not.

June 30, 2006 Analysis

The Company again assessed the likelihood of recoverability of its U.S. deferred tax assets in conjunction with the preparation of its Form 10-Q for the quarter ended June 30, 2006. In making its assessment, the Company considered the factors noted above relating to its December 31, 2005 and March 31, 2006 assessments as updated by the following additional information:
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•	The ramp up of sales to NetApp that had been anticipated to occur in the second quarter of 2006 did not occur and there were initial indications that the ramp up might continue to be delayed.

•	The Company shipped its first 2730 modular storage system in July 2006 prior to formal launch of the product in September 2006. Due to the early production phase of the product, these shipments were at a loss. The Company has historically experienced lower margins on products in their early production phase.

•	Prior to filing its second quarter 2006 Form 10-Q, the Company began in depth discussions with an offshore contract manufacturer that the Company believed could result in lowering the cost of producing the Company’s products in future quarters.

•	In the course of preparing its second quarter 2006 Form 10-Q, the Company revised its internal fiscal year 2006 financial forecast to reflect the anticipated delay in the ramp up of sales to NetApp, along with the potential initial negative margins on the 2730 product line following formal launch and prior to the shift of the Company’s contract manufacturing operation to a lower-cost offshore supplier. Based on the revised forecast, the Company anticipated a U.S. pre-tax loss for fiscal 2006 of $20.5 million.

•	Notwithstanding the delayed sales to NetApp, the initial negative margins on the 2730 product line and the anticipated fiscal 2006 loss, the Company’s internal financial forecasts showed U.S. pre-tax earnings for fiscal years 2007 through 2020 and utilization of all state net operating losses and tax credits and positive cumulative U.S. pretax earnings for the three years ending December 31, 2006.
The Company again weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant factors in its analysis and determined that as of June 30, 2006, the recoverability of U.S. deferred tax assets remained more likely than not.

September 30, 2006 Analysis

The Company again assessed the likelihood of recoverability of its U.S. deferred tax assets in conjunction with the preparation of its Form 10-Q for the quarter ended September 30, 2006. In making its assessment, the Company considered the factors noted above relating to its December 31, 2005, March 31, 2006 and June 30, 2006 assessments as updated by the following additional information:
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•	The Company expected fourth quarter 2006 sales of the 2730 product line to double from third quarter 2006 levels based on recent feedback from its customers.

•	The Company had deferred developing hard-tooled manufacturing processes for the 2730 product line as it had previously expected significantly greater shipments of products to NetApp and low initial demand from the 2730 product line, recognizing that margins on the 2730 product line would be negative until the Company migrated its volume manufacturing to a low cost contract manufacturer.

•	The ramp up of sales to NetApp that had been anticipated to occur in the second quarter of 2006 still had not occurred. In early November the Company concluded that NetApp would significantly reduce its product purchase forecast for the remainder of 2006.

•	The Company incurred a U.S. pre-tax loss for the third quarter of 2006 of $16.2 million, due primarily to the higher than anticipated production costs for the 2730 product line and the associated adverse affect on the Company’s third quarter 2006 operating margins.

•	In the course of preparing its third quarter 2006 Form 10-Q, the Company revised its internal fiscal year 2006 and 2007 financial forecasts. The Company believed that in light of the events described above, the Company’s internal forecasts were subject to greater uncertainty than at prior points in the year. Under the revised forecast, the Company anticipated a U.S. pre-tax loss for the fourth quarter of 2006 of $8.2 million, a pre-tax loss for the full year 2006 of $24.5 million and a pre-tax loss for 2007.

•	Adjusting cumulative earnings to include the third quarter 2006 U.S. pre-tax loss of $16.2 million and the anticipated fourth quarter 2006 U.S. pre-tax loss of $8.2 million, the Company forecasted a cumulative three year loss as of December 31, 2006 of approximately $1.5 million.
Consistent with past analyses, the Company weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant factors in its analysis of the recoverability of its U.S. deferred tax assets. Due to the shift in this evidence from past analyses, the Company determined that there was an overall greater proportional weight of negative evidence rather than positive evidence. Based on the expected cumulative three-year U.S. pre-tax loss as of December 31, 2006 and the anticipated losses in 2007, the Company concluded that it did not have objective, verifiable evidence of sufficient future taxable income to recover its U.S. deferred tax assets. As a result, the Company determined that as of September 30, 2006 it was not more likely than not that the
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Company’s U.S. deferred tax assets would be realized and re-established a $47.1 million valuation allowance associated with the Company’s U.S. deferred tax assets.

Summary

At each measurement date, the Company consistently weighted the cumulative earnings evidence and forecasted future earnings evidence as the most significant. While this evidence remained positive at December 31, 2005, March 31, 2006 and June 30, 2006, it shifted to negative evidence at September 30, 2006 due to the factors discussed above. This shift resulted in the Company’s determination that as of September 30, 2006 it was not more likely than not that the Company’s U.S. deferred tax assets would be realized.
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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 550-6013 or Charles J. Bair at (858) 550-6142.
Sincerely,
Cooley Godward Kronish LLP
/s/ Thomas A. Coll
Thomas A. Coll

cc:	Marc Thomas, Senior Staff Accountant
Christine Davis, Staff Accountant
Dana W. Kammersgard, Dot Hill Systems Corp.
Hanif I. Jamal, Dot Hill Systems Corp.
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